FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 1407 – 1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

June 26, 2008

Item 3.	News Release

On June 26, 2008, TAG issued a press release relating to the material change report. The press release was distributed through Canada Newswire.

Item 4.	Summary of Material Change
June 26, 2008 – TAG announced that Dr. David Bennett has resigned as a Director of the Company.

Item 5.	Full Description of Material Change

June 26, 2008 – TAG announced that Dr. David Bennett has resigned as a Director of the Company. Dr. Bennett will, however, remain as a technical advisor to the Company.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

The following senior officer of TAG is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect of the change

Garrth Johnson, CEO
(604) 609-3350

Item 9.	Date of Report

June 26, 2008